Exhibit 21
LIST OF SUBSIDIARIES OF
ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.

Name Of Subsidiary	State/Country of Incorporation

Roadrunner Transportation Services, Inc.	Delaware

International Transportation Holdings, Inc.	Delaware

Sargent Transportation, LLC	Delaware

Midwest Transit, Inc. (1)	New Brunswick, Canada

B&J Transportation, Inc. (2)	Maine

Big Rock Transportation, Inc. (2)	Indiana

Midwest Carriers, Inc. (2)	Indiana

Sargent Trucking, Inc. (2)	Maine

Smith Truck Brokers, Inc. (2)	Maine

(1)	Wholly owned subsidiary of International Transportation Holdings, Inc.

(2)	Wholly owned subsidiary of Sargent Transportation, LLC.